EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2017 compared to three months ended March 31, 2016

During the three months ended March 31, 2017, Danaos had an average of 55.0 containerships compared to 55.1 containerships for the three months ended March 31, 2016. Our fleet utilization for the first quarter of 2017 was 92.7%, while fleet utilization for the vessels under employment, excluding the off charter days of the vessels that were previously chartered to Hanjin Shipping (“Hanjin”), increased to 98.1% in the three months ended March 31, 2017 compared to 94.6% in the three months ended March 31, 2016.

Operating Revenues

Operating revenues decreased by 19.9%, or $27.4 million, to $110.1 million in the three months ended March 31, 2017 from $137.5 million in the three months ended March 31, 2016.

Operating revenues for the three months ended March 31, 2017 reflect:

•   $22.0 million decrease in revenues in the three months ended March 31, 2017 compared to the three months ended March 31, 2016 due to loss of revenue from cancelled charters with Hanjin for eight of our vessels due to Hanjin’s bankruptcy. These vessels were rechartered at lower rates and in some cases experienced off hire time in the 2017 period.

•   $5.4 million decrease in revenues in the three months ended March 31, 2017 compared to the three months ended March 31, 2016 due to the re-chartering of certain of our vessels at lower rates.

Voyage Expenses

Voyage expenses increased by $0.3 million, to $3.8 million in the three months ended March 31, 2017 from $3.5 million in the three months ended March 31, 2016.

Vessel Operating Expenses

Vessel operating expenses decreased by 4.8%, or $1.4 million, to $27.5 million in the three months ended March 31, 2017 from $28.9 million in the three months ended March 31, 2016. The decrease is attributable to a 3.8% decrease in the average daily operating cost per vessel during the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

The average daily operating cost per vessel decreased to $5,756 per day for the three months ended March 31, 2017 from $5,985 per day for the three months ended March 31, 2016. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 9.7%, or $3.1 million, to $28.9 million in the three months ended March 31, 2017 from $32.0 million in the three months ended March 31, 2016, mainly due to decreased depreciation expense for twenty-five vessels for which we recorded an impairment charge on December 31, 2016.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.7 million, to $1.7 million in the three months ended March 31, 2017 from $1.0 million in the three months ended March 31, 2016. The increase was mainly due to the increased payments for dry-docking and special survey costs related to certain vessels over the last year.

General and Administrative Expenses

General and administrative expenses increased by $0.9 million, to $6.1 million in the three months ended March 31, 2017, from $5.2 million in the three months ended March 31, 2016. The increase was due to the increased professional fees related to the refinancing discussions with our lenders.

Interest Expense and Interest Income

Interest expense increased by 3.5%, or $0.7 million, to $20.9 million in the three months ended March 31, 2017 from $20.2 million in the three months ended March 31, 2016. The increase in interest expense was mainly due to the increase in average cost of debt due to the increase in US Libor by almost 50 bps between the two periods, which was partially offset by a decrease in our average debt by $254.5 million, to $2,483.9 million in the three months ended March 31, 2017, from $2,738.4 million in the three months ended March 31, 2016 and a $0.4 million decrease in the amortization of deferred finance costs.

As of March 31, 2017, the debt outstanding gross of deferred finance costs was $2,474.1 million compared to $2,727.0 million as of March 31, 2016. As a result principally of the cancellation of eight charters with Hanjin, we expect the rate at which we reduce our leverage to decline.

Interest income increased by $0.5 million to $1.5 million in the three months ended March 31, 2017 compared to $1.0 million in the three months ended March 31, 2016. The increase was mainly attributed to the interest income recognized on Hyundai Merchant Marine (“HMM”) notes receivable.

Other Finance Costs, net

Other finance costs, net decreased by $0.1 million, to $1.0 million in the three months ended March 31, 2017 from $1.1 million in the three months ended March 31, 2016.

Equity income/(loss) on investments

Equity income on investments amounted to $0.2 million in the three months ended March 31, 2017 compared to the equity loss on investments of $0.7 million in the three months ended March 31, 2016 and relates to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain on interest rate swaps amounted to nil in the three months ended March 31, 2017 compared to a gain of $1.1 million in the three months ended March 31, 2016. The unrealized gains in the three months ended March 31, 2016 were attributable to mark to market valuation of our swaps, which all expired by December 31, 2016.

Realized loss on interest rate swaps decreased to $0.9 million in the three months ended March 31, 2017 from a loss of $3.1 million in the three months ended March 31, 2016. This decrease is attributable to swap expirations. As of December 31, 2016, all of our interest rate swaps have expired.

Other income/(expenses), net

Other income/(expenses), net decreased to $2.4 million in expenses in the three months ended March 31, 2017 from $0.4 million in income in the three months ended March 31, 2016 mainly due to a $2.4 million realized loss on sale of HMM securities in the three months ended March 31, 2017.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our stockholders from our initial public offering in October 2006 and common stock sale in August 2010, operating cash flows, vessel sales, and long-term bank borrowings. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations and cash flow interest rate swaps liabilities. Our long-term liquidity needs primarily relate to debt repayment, with over $2.4 billion of debt scheduled to mature by December 2018, and capital expenditures related to any further growth of our fleet. We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financing, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

Under our existing multi-year charters as of March 31, 2017, we had contracted revenues of $285.7 million for the remainder of 2017, $332.5 million for 2018 and, thereafter, approximately $1.4 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters.

As of March 31, 2017, we had cash and cash equivalents of $65.4 million. As of March 31, 2017, we had no remaining borrowing availability under our credit facilities. As of March 31, 2017, we had $2,454.7 million of outstanding indebtedness, net of deferred finance costs of $19.4 million.

On January 24, 2011, we entered into a definitive agreement, which we refer to as the “Bank Agreement”, which became effective on March 4, 2011, in respect of our then existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea (“KEXIM”) and with KEXIM and ABN Amro), and for new credit facilities, which we refer to as the “January 2011 Credit Facilities”, from certain of our lenders aggregating $424.75 million. We are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations, provided that we are able to comply with the covenants in our financing arrangements or obtain waivers and our charter counterparties perform their contractual obligations, up to the maturity of our Bank Agreement and other credit facilities in 2018 which we will need to attempt to refinance. See”—Going Concern” below. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects”, as well as Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 6, 2017.

As a result of a decrease in our operating income and the charter-attached market value of certain of our vessels caused principally by the cancellation of our eight charters with Hanjin, as well as the decline in containership market conditions, we were in breach of certain covenants in our Bank Agreement and other credit facilities as of March 31, 2017 and December 31, 2016. We obtained waivers of the breaches of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants contained in our financing arrangements covering the period until April 1, 2017 and have requested an extension up to July 1, 2017. We are currently in discussions with our lenders regarding our non-compliance with these covenants, absent an extension of these waivers and the refinancing of the significant amount of our indebtedness maturing in 2018. If we are unable to comply with the covenants in our financing arrangements, obtain waivers or reach agreements with our lenders to modify or refinance such financing arrangements, we may have to restructure our obligations in a court-supervised process or otherwise.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM (Export Import Bank of China) credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 8 to our unaudited condensed consolidated financial statements included in this report.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine, which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million (received in April 2017) resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding losses of $33.8 million for all remaining HMM and ZIM notes in accumulated other comprehensive income/(loss) at the date of the transfer. See Note 8 to our unaudited condensed consolidated financial statements included in this report.

Going Concern

As a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused principally by the cancellation of eight charters with Hanjin Shipping, which is currently under bankruptcy proceedings with the Seoul Central District Court, we were in breach of certain financial covenants under our Bank Agreement and our other credit facilities as of March 31, 2017 and December 31, 2016. Refer to Note 10 to our unaudited condensed consolidated financial statements contained in this report for further details. We obtained waivers of the breaches of the financial covenants, including the lenders rights to call the debt due to non-compliance with these financial covenants, until April 1, 2017 and have requested an extension up to July 1, 2017. We have therefore classified our long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,515.1 million, which substantially exceeded our total current assets amounting to $131.5 million as of March 31, 2017. We are currently in discussions with our lenders regarding our non-compliance with these covenants, absent an extension of these waivers. If we are unable to comply with the covenants in our debt agreements, obtain waivers or reach agreements with our lenders to modify or refinance such debt agreements, we may have to restructure our obligations in a court supervised process or otherwise. These conditions and events raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. However, we continue to generate positive cash flows from our operations and currently are in a position to service all our operational obligations as well as all scheduled principal and interest payments under the original terms of our debt agreements.

In light of the above, the condensed consolidated financial statements included in this report were prepared assuming that we will continue as a going concern. Therefore, the accompanying unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event we are unable to continue as a going concern.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2017	March 31, 2016
	(In thousands)
Net cash provided by operating activities	$44,333	$61,404
Net cash provided by/(used in) investing activities	$(1,527)	$3,331
Net cash used in financing activities	$(51,146)	$(46,347)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $17.1 million, to $44.3 million provided by operating activities in the three months ended March 31, 2017 compared to $61.4 million provided by operating activities in the three months ended March 31, 2016. The decrease was the result mainly of a decrease of $27.4 million in operating revenues, higher payments for dry-docking and special survey costs by $1.0 million, increased interest expense by $1.1 million, which were partially offset by a reduction in realized losses from derivatives by $2.1 million and by a change in working capital by $10.1 million in the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by/(used in) investing activities decreased by $4.8 million, to $1.5 million used in investing activities in the three months ended March 31, 2017 compared to $3.3 million provided by investing activities in the three months ended March 31, 2016. The difference reflects $5.2 million net proceeds from sale of vessels in the three months ended March 31, 2016 compared to nil proceeds in the three months ended March 31, 2017 and a $1.1 million increase in vessel additions in the three months ended March 31, 2017, which were partially offset by cash used for investments in affiliates of $1.5 million in the three months ended March 31, 2016 compared to nil investments in the three months ended March 31, 2017.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $4.8 million, to $51.1 million used in financing activities in the three months ended March 31, 2017 compared to $46.3 million used in financing activities in the three months ended March 31, 2016. The increase is due to increased debt payments in the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, unrealized gain on derivatives, realized loss on derivatives and gain/(loss) on sale of vessels and securities. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Three Months	Three Months
	ended	ended
	March 31, 2017	March 31, 2016
	(In thousands)
Net income	$18,443	$44,121
Depreciation	28,851	32,047
Amortization of deferred drydocking & special survey costs	1,741	1,035
Amortization of deferred realized losses of cash flow interest rate swaps	911	1,002
Amortization of finance costs	2,908	3,307
Finance costs accrued (Exit Fees under our Bank Agreement)	814	882
Interest income	(1,471)	(950)
Interest expense	17,992	16,851
EBITDA	70,189	98,295
Loss on sale of securities	2,357	—
Loss on sale of vessels	—	36
Realized loss on derivatives	—	2,138
Unrealized gains on derivatives	—	(1,118)
Adjusted EBITDA	$72,546	$99,351

EBITDA decreased by $28.1 million, to $70.2 million in the three months ended March 31, 2017 from $98.3 million in the three months ended March 31, 2016. This decrease was mainly attributed to a $27.4 million decrease in operating revenues and a $2.4 million loss on sale of HMM securities, which were partially offset by a $0.9 million operating performance improvement on equity investments and $1.0 million decrease in unrealized and realized losses on derivatives in the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Adjusted EBITDA decreased by $26.9 million, to $72.5 million in the three months ended March 31, 2017 from $99.4 million in the three months ended March 31, 2016. This decrease was mainly attributed to a $27.4 million decrease in operating revenues, which was partially offset by a $0.9 million operating performance improvement on equity investments. Adjusted EBITDA for the three months ended March 31, 2017 is adjusted for a loss on sale of HMM securities of $2.4 million.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 6, 2017. The following table summarizes all our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$644.8

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the CSCL America and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$623.7

The Vladivostok (ex Hyundai Vladivostok), the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe and the Priority

Citibank	$125.3	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$163.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston (ex OOCL Istanbul)
Credit Suisse	$186.6	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington —Sequoia —National Bank of Greece	$215.2	The Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Entrustpermal—Credit Suisse—Golden Tree	$237.9	The Zim Dalian (ex OOCL Novorossiysk), the Express Brazil, the YM Maturity, the Express Black Sea and the CMA CGM Attila
HSH Nordbank	$9.9	The Deva and the Derby D
KEXIM-ABN Amro	$28.7	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$26.5	The Maersk Exeter (ex Hyundai Speed), the Express Rome and the CMA CGM Rabelais
RBS(2)	$36.2	The Hyundai Smart and the Express Berlin
ABN Amro Club Facility	$8.8	The Express Athens
Club Facility	$4.5	The Hyundai Honour (ex Hyundai Together) and the Hyundai Respect (ex Hyundai Tenacity)
Citibank-Eurobank	$45.0	The Hyundai Ambition
Sinosure-CEXIM-Citibank-ABN Amro	$98.3	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)                                 As of March 31, 2017.

(2)                                 Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D and the CSCL Le Havre.

(3)                                 Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva and the CSCL Pusan.

As of March 31, 2017, there was no remaining borrowing availability under the Company’s credit facilities.

As a result of a decrease in our operating income and the charter attached market value of certain of our vessels caused mainly by the loss of contractual revenue from Hanjin Shipping, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to our loan facilities as of March 31, 2017 and December 31, 2016. We obtained temporary waivers of the breaches of these financial covenants, including the lenders rights to call the debt due to non-compliance with financial covenants until April 1, 2017 and have requested an extension up to July 1, 2017. We have therefore classified our long-term debt, net of deferred finance costs as current.

For additional details regarding the Bank Agreement, the January 2011 Credit Facilities and the Sinosure-CEXIM Credit Facility, please refer to “Item 5. Operating and Financial Review and Prospects” as well as Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 6, 2017.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 11, Financial Instruments, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2017 and 2016.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2017.

•                                         on an actual basis; and

•                                         on an as adjusted basis to reflect in the period from April 1, 2017 to May 31, 2017 debt repayments of $36.7 million relating to our Bank Agreement, $3.4 million relating to our Sinosure-CEXIM-Citibank-ABN Amro credit facility and of $6.1 million related to repayment of our Club facility and other debt obligations from the sale proceeds of HMM notes.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below from April 1, 2017 to May 31, 2017. This table should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto included in this report.

	As of March 31, 2017
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt (1)	$2,454,696	$2,408,472
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,799,352 shares issued and outstanding; actual and as adjusted (2)(3)	1,098	1,098
Additional paid-in capital	546,898	546,898
Accumulated other comprehensive loss	(124,051)	(124,051)
Retained earnings	49,323	49,323
Total stockholders’ equity	473,268	473,268
Total capitalization	$2,927,964	$2,881,740

(1)                                 Net of deferred finance costs of $19.4 million. All of our indebtedness is secured.

(2)                                 Does not include 15 million warrants issued in 2011 to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

(3)                                 Excludes 25,000 shares of common stock that we have agreed to issue in 2017 to employees of our manager in respect of equity awards granted in 2016.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2017	2016
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$65,377	$73,717
Restricted cash	4	—	2,812
Accounts receivable, net		9,358	8,028
Inventories		10,580	11,395
Prepaid expenses		1,778	1,351
Due from related parties		32,074	32,603
Other current assets	8	12,368	6,048
Total current assets		131,535	135,954
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $676,813 (2016: $647,962)	5	2,880,385	2,906,721
Deferred charges, net	6	10,552	8,199
Investments in affiliates	7	5,239	5,033
Other non-current assets	8	29,388	71,157
Total non-current assets		2,925,564	2,991,110
Total assets		$3,057,099	$3,127,064

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable		$12,747	$11,156
Accrued liabilities	9	16,903	15,464
Current portion of long-term debt	10	2,454,696	2,504,932
Unearned revenue		26,541	27,724
Other current liabilities		4,178	7,005
Total current liabilities		2,515,065	2,566,281

LONG-TERM LIABILITIES
Long-term debt, net	10	—	—
Unearned revenue, net of current portion		66,479	70,589
Other long-term liabilities		2,287	2,481
Total long-term liabilities		68,766	73,070
Total liabilities		2,583,831	2,639,351

Commitments and Contingencies	12	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2017 and December 31, 2016)	13	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2017 and December 31, 2016. 109,799,352 issued and outstanding as of March 31, 2017 and December 31, 2016)	13	1,098	1,098
Additional paid-in capital		546,898	546,898
Accumulated other comprehensive loss	11	(124,051)	(91,163)
Retained earnings		49,323	30,880
Total stockholders’ equity		473,268	487,713
Total liabilities and stockholders’ equity		$3,057,099	$3,127,064

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2017	2016

OPERATING REVENUES		$110,087	$137,474

OPERATING EXPENSES
Voyage expenses		(3,839)	(3,450)
Vessel operating expenses		(27,455)	(28,912)
Depreciation		(28,851)	(32,047)
Amortization of deferred drydocking and special survey costs	6	(1,741)	(1,035)
General and administrative expenses		(6,129)	(5,216)
Loss on sale of vessels		—	(36)
Income From Operations		42,072	66,778

OTHER INCOME (EXPENSES):
Interest income		1,471	950
Interest expense		(20,900)	(20,158)
Other finance expenses		(1,047)	(1,127)
Equity income/(loss) on investments	7	206	(723)
Other income/(expense), net	8	(2,448)	423
Net unrealized and realized losses on derivatives	11	(911)	(2,022)
Total Other Expenses, net		(23,629)	(22,657)

Net Income		$18,443	$44,121

EARNINGS PER SHARE
Basic and diluted earnings per share		$0.17	$0.40
Basic and diluted weighted average number of common shares (in thousands)	14	109,825	109,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2017	2016

Net income for the period		$18,443	$44,121
Other comprehensive income/(loss):
Unrealized losses on available for sale securities	8	(33,799)	—
Amortization of deferred realized losses on cash flow hedges	11	911	1,002
Reclassification of unrealized losses to earnings		—	184
Total Other Comprehensive Income/(Loss)		(32,888)	1,186
Comprehensive Income/(Loss)		$(14,445)	$45,307

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2017	2016
Cash Flows from Operating Activities
Net income	$18,443	$44,121

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	28,851	32,047
Amortization of deferred drydocking and special survey costs	1,741	1,035
Amortization of finance costs	2,908	3,307
Exit fee accrued on debt	814	882
Loss on sale of securities	2,357	—
Payments for drydocking and special survey costs deferred	(4,094)	(3,118)
Loss on sale of vessels	—	36
Amortization of deferred realized losses on interest rate swaps	911	1,002
Unrealized gains on derivatives	—	(1,118)
Equity (income)/loss on investments	(206)	723
(Increase)/Decrease in
Accounts receivable	(1,330)	(4,626)
Inventories	815	(98)
Prepaid expenses	(427)	(1,016)
Due from related parties	529	(11,861)
Other assets, current and non-current	(707)	(1,433)
Increase/(Decrease) in
Accounts payable	603	1,149
Accrued liabilities	1,439	1,251
Unearned revenue, current and long-term	(5,293)	(1,356)
Other liabilities, current and long-term	(3,021)	477
Net Cash provided by Operating Activities	44,333	61,404

Cash Flows from Investing Activities
Vessels additions	(1,527)	(377)
Investments in affiliates	—	(1,470)
Net proceeds from sale of vessels	—	5,178
Net Cash provided by/(used in) Investing Activities	(1,527)	3,331

Cash Flows from Financing Activities
Payments of long-term debt	(53,958)	(49,158)
Decrease in restricted cash	2,812	2,811
Net Cash used in Financing Activities	(51,146)	(46,347)

Net Increase/(Decrease) in Cash and Cash Equivalents	(8,340)	18,388
Cash and Cash Equivalents at beginning of period	73,717	72,253
Cash and Cash Equivalents at end of period	$65,377	$90,641

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 13, Stockholders’ Equity.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2017, the condensed consolidated results of operations for the three months ended March 31, 2017 and 2016 and the condensed consolidated cash flows for the three months ended March 31, 2017 and 2016. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2016. The results of operations for the three months ended March 31, 2017, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of March 31, 2017, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour (ex Hyundai Together)	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect (ex Hyundai Tenacity)	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter (ex Hyundai Speed)	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian (ex OOCL Novorossiysk)	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston (ex OOCL Istanbul)	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok (ex Hyundai Vladivostok)	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200

(1)                                 Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million, which will fall in September 2017, March 2018, May 2018, July 2018 and August 2018, respectively. Each such option is exercisable 15 months in advance of these dates. None of these options have been exercised to date.

(2)                                 Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 6, 2017, except as described below under “Available for Sale Securities”.

Available for Sale Securities

If there is a change in the intent or ability to hold a debt security to maturity, the Company reclassifies such securities out of the held to maturity securities into the available for sale securities, provided the instruments meet the definition of the latter, at the date of the reclassification. The transfer between the categories is accounted for at fair value. The unrealized holding gain/(loss) upon transfer from held to maturity category to available for sale category is recorded in accumulated other comprehensive income/(loss). Available for sale securities are carried at fair value with net unrealized gain/(loss) included in accumulated other comprehensive income/(loss), subject to impairment. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Interest income, including amortization of premiums and accretion of discounts are recognized in the interest income in the condensed consolidated statements of income. Upon sale, realized gain/(loss) is recognized in the condensed consolidated statement of income based on specific identification method. Management evaluates securities for other than temporary impairment on a quarterly basis. An investment is considered impaired if the fair value of the investment is less than its amortized cost. Consideration is given to: 1) if the Company intends to sell the security (that is, it has decided to sell the security); 2) it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis; or 3) a credit loss exists—that is, the Company does not expect to recover the entire amortized cost basis of the security (the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-9 “Revenue from Contracts with Customers” (“ASU 2014-09”), which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date” (“ASU 2015-14”), which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company is currently evaluating the impact that the adoption of the new standard will have on its consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments are effective for annual periods ending after December 15, 2017, including interim periods within those fiscal years.  Early application is not permitted. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements and notes disclosures.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies (Continued)

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 — 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and notes disclosures.

In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. The amendments in ASU 2016-8 affect the guidance in the ASU 2014-09, which is not yet effective. ASU 2016-08 is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within those years. Early application is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The FASB issued ASU 2016-15 to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this update provide guidance on eight specific cash flow issues. Additionally, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash — a consensus of the FASB Emerging Issues Task Force” (“ASU 2016-18”), which requires that amounts described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. These revised standards are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of these updated standards on the Company’s consolidated statements of cash flows.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3                              Going Concern

As a result of a decrease in operating income of the Company and the charter attached market value of certain of its vessels caused principally by the cancellation of eight charters with Hanjin Shipping, which is currently under bankruptcy proceedings with the Seoul Central District Court, the Company was in breach of certain financial covenants under its Bank Agreement and its other credit facilities as of March 31, 2017 and December 31, 2016. Refer to Note 10 for further details. The Company obtained waivers of the breaches of the financial covenants, including the lenders rights to call the debt due to non-compliance with these financial covenants, until April 1, 2017 and has requested an extension up to July 1, 2017. The Company has therefore classified its long-term debt, net of deferred finance costs as current, resulting in total current liabilities amounting to $2,515.1 million, which substantially exceeded its total current assets amounting to $131.5 million as of March 31, 2017. The Company is currently in discussions with its lenders regarding the non-compliance with these covenants, absent an extension of these waivers. If the Company is unable to comply with the covenants in the debt agreements, obtain waivers or reach agreements with the lenders to modify or refinance such debt agreements, the Company may have to restructure its obligations in a court supervised process or otherwise. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. However, the Company continues to generate positive cash flows from its operations and currently is in a position to service all its operational obligations as well as all scheduled principal and interest payments under the original terms of the debt agreements.

In light of the above, the condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, other than the reclassification of long-term debt to current liabilities as described above, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4                              Restricted Cash

The Company was required to maintain cash of nil and $2,812 thousand as of March 31, 2017 and as of December 31, 2016, respectively, in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company’s Condensed Consolidated Balance Sheets.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5                                         Fixed assets, net

During the year ended December 31, 2016, the Company recorded an impairment loss of $415.1 million in relation to its twenty-five of the vessels that are held and used. Fair value of each vessel was determined with the assistance from valuations obtained by third party independent shipbrokers.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $378.9 million and $379.6 million as of March 31, 2017 and as of December 31, 2016, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

6                              Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2016	$4,751
Additions	8,976
Amortization	(5,528)
As of December 31, 2016	8,199
Additions	4,094
Amortization	(1,741)
As of March 31, 2017	$10,552

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7              Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels NYK Lodestar and NYK Leo. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of March 31, 2017, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	NYK Lodestar	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	NYK Leo	2002	6,422	February 4, 2016

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income/(loss) on investments” in the consolidated Statements of Income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities. The net assets of Gemini total $10.7 million as of March 31, 2017. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	March 31, 2017	December 31, 2016
Current assets	$10,234	$10,829
Non-current assets	$42,304	$42,752
Current liabilities	$6,369	$6,890
Non-current liabilities	$35,478	$36,420

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Net operating revenues	$4,255	$2,585
Net income/(loss)	$420	$(1,475)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                              Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2017	December 31, 2016
ZIM notes, net	$11,492	$40,232
Equity participation ZIM	—	—
HMM notes, net	13,079	25,651
Other assets	4,817	5,274
Total	$29,388	$71,157

Equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, which consist of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consist of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. Both ZIM and HMM notes were classified as held to maturity securities and recorded at amortized costs less other than temporary impairment since initial recognition. As of December 31, 2016, the Company has recorded an impairment loss on its equity participation in ZIM amounting to $28.7 million, thus reducing its book value to nil and $0.7 million impairment loss on ZIM notes. See Note 8 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2016 for further details.

On March 28, 2017, the Company sold $13.0 million principal amount of HMM Loan Notes 1 maturing in July 2024 carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, received in April 2017 and presented under “Other current assets” as of March 31, 2017. The sale resulted in a loss of $2.4 million, which was recognized in the “Other income/(expenses), net” in the accompanying condensed consolidated statement of income for the three months ended March 31, 2017. The proceeds were used to repay related outstanding debt obligations in April 2017. The sale of these notes resulted in a transfer of all remaining held to maturity HMM and ZIM notes into the available for sale securities at fair value and unrealized losses, which were recognized in other comprehensive loss, are analyzed as follows as of March 31, 2017 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
ZIM notes	$40,751	$11,492	$29,259
HMM notes	17,619	13,079	4,540
Total	$58,370	$24,571	$33,799

Both ZIM and HMM notes are in a continuous unrealized loss position for less than 12 months. The Company considers the decline in fair value of ZIM and HMM notes as temporary given the short duration of the decline.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9              Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2017	December 31, 2016
Accrued payroll	$868	$1,032
Accrued interest	9,386	9,193
Accrued expenses	6,649	5,239
Total	$16,903	$15,464

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of March 31, 2017 and December 31, 2016.

10                       Long-Term Debt, net

Company’s long-term debt, net, which was all classified as current as of March 31, 2017 and December 31, 2016 consisted of the following (in thousands):

Lender	As of March 31, 2017	As of December 31, 2016
The Royal Bank of Scotland	$644,780	$648,528
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	623,694	624,570
HSH Nordbank	9,858	12,200
The Export-Import Bank of Korea & ABN Amro	28,734	34,359
Deutsche Bank	163,023	164,582
Citibank	125,345	127,353
Credit Suisse	186,573	189,080
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece-Sequoia	215,156	217,584
Entrustpermal-Credit Suisse-Golden Tree	237,853	242,229
The Royal Bank of Scotland (January 2011 Credit Facility)	36,209	42,384
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	26,532	34,562
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management -National Bank of Greece (January 2011 Credit Facility)	8,771	9,655
Sinosure CEXIM-Citibank-ABN Amro Credit Facility	98,310	101,700
Club Facility (January 2011 Credit Facility)	4,530	11,590
Citibank—Eurobank Credit Facility (January 2011 Credit Facility)	44,988	47,938
Comprehensive Financing Plan exit fees accrued	19,762	18,948
Total long-term debt	$2,474,118	$2,527,262
Less: Deferred finance costs, net	(19,422)	(22,330)
Total long-term debt, net of deferred finance costs	$2,454,696	$2,504,932

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

As of March 31, 2017, there was no remaining borrowing availability under the Company’s credit facilities.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Long-Term Debt, net (Continued)

Scheduled maturities of long-term debt for the next five years and thereafter subsequent to March 31, 2017, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
March 31, 2018	$169,663	$5,421	—	$175,084
March 31, 2019	165,153	—	$2,056,489	2,221,642
March 31, 2020	20,340	—	—	20,340
March 31, 2021	20,340	—	—	20,340
March 31, 2022	16,950	—	—	16,950
Total long-term debt	$392,446	$5,421	$2,056,489	$2,454,356

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the restructuring agreement, as such amount will be determinable following the fixed and variable amortization.

As a result of a decrease in operating income of the Company and the charter attached value of certain of its vessels caused mainly by the loss of contractual revenue from Hanjin Shipping, the Company was in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to its loan facilities as of March 31, 2017 and December 31, 2016. The Company obtained temporary waivers of the breaches of these financial covenants, including the lenders rights to call the debt due to non-compliance with financial covenants until April 1, 2017 and has requested an extension up to July 1, 2017. The Company has therefore classified its long-term debt, net of deferred finance costs as current.

11                       Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (Continued)

a.  Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million and $1.0 million was reclassified into earnings for the three months ended March 31, 2017 and March 31, 2016, respectively, representing its amortization over the depreciable life of the vessels. An amount of $3.7 million is expected to be reclassified into earnings within the next 12 months.

b.  Investments in Available for Sale Securities

The carrying amount of the investments in available for sale securities reported in the condensed consolidated balance sheets represents fair value of these securities with net unrealized gain/(loss) reflected directly in accumulated other comprehensive income/(loss) unless an unrealized loss is considered other than temporary, in which case it is transferred to the condensed consolidated statements of income.

c.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2017 and December 31, 2016.

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2017		As of December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$65,377	$65,377	$73,717	$73,717
Restricted cash	—	—	$2,812	$2,812
Accounts receivable, net	$9,358	$9,358	$8,028	$8,028
Due from related parties	$32,074	$32,074	$32,603	$32,603
ZIM notes	$11,492	$11,492	$40,232	$35,574
Equity investment in ZIM	—	—	—	—
HMM notes	$13,079	$13,079	$25,651	$25,651
Accounts payable	$12,747	$12,747	$11,156	$11,156
Accrued liabilities	$16,903	$16,903	$15,464	$15,464
Long-term debt, including current portion	$2,474,118	$2,474,118	$2,527,262	$2,527,262

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Financial Instruments (continued)

The estimated fair value of the financial instruments, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of March 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)(4)	$11,492	$—	$11,492	$—
Equity investment in ZIM (1)	$—	$—	$—	$—
HMM notes(1)(4)	$13,079	$—	$13,079	$—
Long-term debt, including current portion(2)	$2,474,118	$—	$2,474,118	$—
Accrued liabilities(3)	$16,903	$—	$16,903	$—

	Fair Value Measurements as of December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$35,574	$—	$35,574	$—
Equity investment in ZIM (1)	$—	$—	$—	$—
HMM notes(1)	$25,651	$—	$25,651	$—
Long-term debt, including current portion(2)	$2,527,262	$—	$2,527,262	$—
Accrued liabilities(3)	$15,464	$—	$15,464	$—

(1)    The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)    Long-term debt, including current portion is presented gross of deferred finance costs of $19.4 million and $22.3 million as of March 31, 2017 and December 31, 2016, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3)    The fair value of the Company’s accrued liabilities, which mainly consists of accrued interest on its credit facilities is estimated based on currently available debt agreements with similar contract terms, as well as taking into account its creditworthiness.

(4)    These financial instruments are measured at fair value on a recurring basis.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

13                       Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the three months ended March 31, 2017, the Company did not grant any shares under the plan. During the three months ended March 31, 2017, no new shares were issued.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2017 and March 31, 2016, none of the directors elected to receive their compensation in Company shares.

14           Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2017	March 31, 2016
	(in thousands)
Numerator:
Net income	$18,443	$44,121

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,825	109,800

The Warrants issued and outstanding as of March 31, 2017 and 2016, were excluded from the diluted earnings per share for the three months ended March 31, 2017 and 2016, because they were antidilutive.